Exhibit 99.1

Suntech Announces Developments with respect to Global Solar Fund Assets in Brindisi, Italy

WUXI, China — September 23, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest solar companies, today announced that on September 19, 2013, the Company received notice that the Court of Brindisi (Italy) issued a ruling to seize additional solar parks constructed by investee companies of Global Solar Fund S.C.A. SICAR (“GSF”). In total, with this new seizure, an aggregate of 37 GSF solar parks have been ordered seized which have a total capacity of approximately 30MW and represent approximately 21% of the aggregate nominal power capacity of solar parks held by GSF. The Court also ordered the seizure of feed-in-tariffs received by the investee companies of GSF that own the seized solar parks. As consistent with Italian legal proceedings, several people have been served pre-trial detention orders. GSF is currently in the process of reviewing the ruling issued by the Court to determine the next appropriate steps, and the Company is working with GSF to maintain operations while operating in a manner compliant with the Court’s ruling.

As previously disclosed in the Company’s 2010 Annual Report on Form 20-F, various solar parks constructed by investee companies of GSF have been the subject of an investigation relating to permitting and the authorization process by the Court of Brindisi (Italy). In the current ruling issued by the Court, the Court indicated the primary allegations for the current actions are potential improper operation related to underlying authorization issues for various solar parks, planning and environmental crimes resulting from such underlying authorization issues, and matters related to improper collection of feed-in-tariffs.

GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. The Company currently holds approximately 88% of the share equity in GSF.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional operations in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes next steps with respect to these developments and the ability to maintain operations while operating in a manner compliant with the court’s ruling. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich

Public Relations and Investor Relations

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com